Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2015 and 2014
(unaudited)

Interim Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	2015	2014
	$	$
Revenue	2,683,677	2,541,255
Operating expenses
Costs of services, selling and administrative	2,298,027	2,195,385
Restructuring costs (Note 4)	29,100	—
Net finance costs	20,113	23,580
Foreign exchange loss	1,526	1,821
	2,348,766	2,220,786
Earnings before income taxes	334,911	320,469
Income tax expense (Note 5)	97,198	84,213
Net earnings	237,713	236,256
Earnings per share (Note 7C)
Basic earnings per share	0.77	0.76
Diluted earnings per share	0.75	0.74

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    1

Interim Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2015	2014
	$	$
Net earnings	237,713	236,256
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	116,979	(7,420)
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(48,188)	(36,312)
Net unrealized gains on cash flow hedges	1,325	2,214
Net unrealized (losses) gains on available-for-sale investments	(424)	238
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains on defined benefit plans	15,473	5,623
Other comprehensive income (loss)	85,165	(35,657)
Comprehensive income	322,878	200,599

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2015	As at September 30, 2015
	$	$
Assets
Current assets
Cash and cash equivalents	552,354	305,262
Accounts receivable	1,176,980	1,097,863
Work in progress	914,022	873,099
Current derivative financial instruments (Note 10)	31,207	26,567
Prepaid expenses and other current assets	161,662	160,638
Income taxes	3,113	5,702
Total current assets before funds held for clients	2,839,338	2,469,131
Funds held for clients	389,689	496,397
Total current assets	3,229,027	2,965,528
Property, plant and equipment	467,395	473,109
Contract costs	195,039	189,235
Intangible assets	554,552	568,811
Other long-term assets	81,783	69,353
Long-term financial assets	132,632	122,820
Deferred tax assets	227,519	261,431
Goodwill	7,242,304	7,136,983
	12,130,251	11,787,270

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,165,183	1,113,636
Accrued compensation	532,492	571,883
Current derivative financial instruments (Note 10)	29,641	28,106
Deferred revenue	435,598	416,329
Income taxes	180,520	159,562
Provisions	86,855	94,398
Current portion of long-term debt	357,000	230,906
Total current liabilities before clients’ funds obligations	2,787,289	2,614,820
Clients’ funds obligations	386,342	492,965
Total current liabilities	3,173,631	3,107,785
Long-term provisions	58,044	62,637
Long-term debt	1,820,452	1,896,181
Other long-term liabilities	289,043	277,223
Long-term derivative financial instruments (Note 10)	1,628	225
Deferred tax liabilities	177,183	170,987
Retirement benefits obligations	171,644	190,063
	5,691,625	5,705,101

Equity
Retained earnings	3,287,733	3,057,578
Accumulated other comprehensive income (Note 6)	683,391	598,226
Capital stock (Note 7A)	2,304,191	2,254,245
Contributed surplus	163,311	172,120
	6,438,626	6,082,169
	12,130,251	11,787,270

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    3

Interim Consolidated Statements of Changes in Equity
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

Net earnings	237,713	—	—	—	237,713
Other comprehensive income	—	85,165	—	—	85,165
Comprehensive income	237,713	85,165	—	—	322,878
Share-based payment costs	—	—	—	13,387	13,387
Income tax impact associated with stock options	—	—	—	9,141	9,141
Exercise of stock options (Note 7A)	—	—	52,065	(10,087)	41,978
Exercise of performance share units (“PSUs”) (Note 7A)	—	—	21,250	(21,250)	—
Repurchase of Class A subordinate shares (Note 7A)	(7,558)	—	(1,574)	—	(9,132)
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(21,795)	—	(21,795)
Balance as at December 31, 2015	3,287,733	683,391	2,304,191	163,311	6,438,626

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	236,256	—	—	—	236,256
Other comprehensive income	—	(35,657)	—	—	(35,657)
Comprehensive income	236,256	(35,657)	—	—	200,599
Share-based payment costs	—	—	—	10,915	10,915
Income tax impact associated with stock options	—	—	—	5,492	5,492
Exercise of stock options (Note 7A)	—	—	28,052	(5,618)	22,434
Exercise of PSUs (Note 7A)	—	—	2,446	(2,446)	—
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(11,099)	—	(11,099)
Balance as at December 31, 2014	2,592,264	192,967	2,265,596	166,239	5,217,066

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    4

Interim Consolidated Statements of Cash Flows
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2015	2014
	$	$
Operating activities
Net earnings	237,713	236,256
Adjustments for:
Amortization and depreciation	101,859	105,891
Deferred income taxes	35,396	17,232
Foreign exchange loss (gain)	1,144	(1,437)
Share-based payment costs	13,387	10,915
Net change in non-cash working capital items (Note 8)	(61,290)	(29,652)
Cash provided by operating activities	328,209	339,205

Investing activities
Business acquisition	(4,000)	—
Purchase of property, plant and equipment	(31,037)	(45,819)
Proceeds from sale of property, plant and equipment	—	15,255
Additions to contract costs	(18,403)	(14,677)
Additions to intangible assets	(22,514)	(15,657)
Purchase of long-term investments	(9,940)	(4,249)
Proceeds from sale of long-term investments	1,999	955
Payments received from long-term receivables	164	1,126
Cash used in investing activities	(83,731)	(63,066)

Financing activities
Increase of long-term debt	18,002	26,919
Repayment of long-term debt	(21,014)	(317,835)
Settlement of derivative financial instruments	—	(42,972)
Purchase of Class A subordinate shares held in trust (Note 7A)	(21,795)	(11,099)
Repurchase of Class A subordinate shares (Note 7A)	(18,598)	—
Issuance of Class A subordinate shares	41,865	21,528
Cash used in financing activities	(1,540)	(323,459)
Effect of foreign exchange rate changes on cash and cash equivalents	4,154	1,182
Net increase (decrease) in cash and cash equivalents	247,092	(46,138)
Cash and cash equivalents, beginning of period	305,262	535,715
Cash and cash equivalents, end of period	552,354	489,577

Supplementary cash flow information (Note 8).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, of the Company’s consolidated financial statements for the year ended September 30, 2015. The accounting policies were consistently applied to all periods.
These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2015.
The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2015 and 2014 were authorized for issue by the Board of Directors on January 27, 2016.
3.Changes in accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, "Leases", and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier application permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.Restructuring costs
During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. During the three months ended December 31, 2015, the Company incurred $29,100,000 of restructuring costs and completed the program.

5.	Income taxes
The United Kingdom Finance Bill 2015-16 was enacted on November 18, 2015. It includes the reduction in the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020. As a result, during the three months ended December 31, 2015, the Company incurred an additional income tax expense for an amount of $5,900,000 resulting from the re-evaluation of its deferred tax assets.
6.Accumulated other comprehensive income

	As at December 31, 2015	As at September 30, 2015
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $80,845 as at December 31, 2015 ($72,873 as at September 30, 2015)	1,228,318	1,111,339
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $82,803 as at December 31, 2015 ($75,316 as at September 30, 2015)	(533,433)	(485,245)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $15,265 as at December 31, 2015 ($13,732 as at September 30, 2015)	33,553	32,228
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $902 as at December 31, 2015 ($925 as at September 30, 2015)	2,294	2,718
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $14,894 as at December 31, 2015 ($19,820 as at September 30, 2015)	(47,341)	(62,814)
	683,391	598,226
For the three months ended December 31, 2015, $3,757,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $1,559,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245
Issued upon exercise of stock options[1]	2,559,762	52,065	—	—	2,559,762	52,065
PSUs exercised[2]	—	21,250	—	—	—	21,250
Repurchased and cancelled[3]	(392,500)	(1,574)	—	—	(392,500)	(1,574)
Purchased and held in trust[4]	—	(21,795)	—	—	—	(21,795)
Conversion of shares[5]	399,104	564	(399,104)	(564)	—	—
As at December 31, 2015	278,339,650	2,258,336	32,873,663	45,855	311,213,313	2,304,191

[1]
The carrying value of Class A subordinate shares includes $10,087,000 ($5,618,000 as at December 31, 2014), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the three months ended December 31, 2015, 969,241 PSUs (89,401 during the three months ended December 31, 2014) were exercised with a recorded value of $21,250,000 ($2,446,000 as at December 31, 2014) that was removed from contributed surplus. As at December 31, 2015, 1,192,308 Class A subordinate shares were held in trust under the PSU plan (1,947,283 as at December 31, 2014) (Note 7B).

[3]
On January 28, 2015, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 19,052,207 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares were available for purchase commencing February 11, 2015, until no later than February 10, 2016, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. On January 27, 2016, the Company’s Board of Directors authorized the renewal of the NCIB for the purchase of up to 21,425,992 Class A subordinate shares over the next twelve months, subject to regulatory approval.

During the three months ended December 31, 2015, the Company repurchased 192,500 Class A subordinate shares under the current NCIB for cash consideration of $9,132,000 and the excess of the purchase price over the carrying value in the amount of $7,558,000 was charged to retained earnings.
As of September 30, 2015, 200,000 of repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and were paid and cancelled during the three months ended December 31, 2015.
During the three months ended December 31, 2014 the Company did not repurchase any Class A subordinate shares.

[4]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for $21,795,000 during the three months ended December 31, 2015 (288,535 Class A subordinate shares for $11,099,000 during the three months ended December 31, 2014).

[5]	During the three months ended December 31, 2015, a shareholder converted 399,104 Class B shares into 399,104 Class A subordinate shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2015	20,629,392
Granted	243,577
Exercised	(2,559,762)
Forfeited	(2,242,419)
Outstanding as at December 31, 2015	16,070,788
The fair value of stock options granted during the three months ended December 31 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2015	2014
Grant date fair value ($)	11.11	8.59
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.94	24.70
Risk-free interest rate (%)	0.85	1.34
Expected life (years)	4.00	4.00
Exercise price ($)	52.71	39.54
Share price ($)	52.71	39.54

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2015	1,719,827
Granted[1]	570,000
Exercised	(969,241)
Forfeited	(128,278)
Outstanding as at December 31, 2015	1,192,308
1 The PSUs granted in the period had a grant date fair value of $48.35 per unit.
C) EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2015			2014
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	237,713	307,714,593	0.77	236,256	311,130,412	0.76
Net effect of dilutive stock options and PSUs[2]		8,530,264			8,949,257
	237,713	316,244,857	0.75	236,256	320,079,669	0.74

[1]
During the three months ended December 31, 2015, 392,500 Class A subordinate shares repurchased and 1,192,308 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (nil and 1,947,283, respectively, during the three months ended December 31, 2014).

[2]
The calculation of the diluted earnings per share excluded 3,997,594 stock options for the three months ended December 31, 2015 (6,185,267 for the three months ended December 31, 2014), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three months ended December 31:

	2015	2014
	$	$
Accounts receivable	(55,030)	(70,012)
Work in progress	(23,388)	36,237
Prepaid expenses and other assets	(5,609)	25,298
Long-term financial assets	(2,976)	(2,041)
Accounts payable and accrued liabilities	46,307	72,632
Accrued compensation	(49,231)	(66,541)
Deferred revenue	20,226	(12,533)
Provisions	(13,319)	(28,382)
Long-term liabilities	1,834	(14,463)
Retirement benefits obligations	(1,316)	(1,245)
Derivative financial instruments	(1,733)	(29)
Income taxes	22,945	31,427
	(61,290)	(29,652)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2015	2014
	$	$
Net interest paid	17,690	20,457
Income taxes paid	36,091	37,026

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information
The following tables present information on the Company’s operations based on its current management structure managed through seven operating segments which are based on the geographic delivery model, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”).
The Company has retrospectively revised the segmented information for the comparative period to conform to the segmented information structure in effect as of July 1,2015.

			For the three months ended December 31, 2015
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	716,008	436,813	382,899	344,820	365,328	308,762	129,047	2,683,677
Earnings before restructuring costs, net finance costs and income tax expense[1]	109,728	48,975	80,132	45,629	44,791	34,016	20,853	384,124
Restructuring costs								(29,100)
Net finance costs								(20,113)
Earnings before income taxes								334,911

[1]
Total amortization and depreciation of $101,664,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $23,212,000, $17,733,000, $15,485,000, $8,324,000, $20,212,000, $11,499,000 and $5,199,000, respectively, for the three months ended December 31, 2015.

			For the three months ended December 31, 2014
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	654,584	442,840	382,149	325,305	310,698	317,002	108,677	2,541,255
Earnings before net finance costs and income tax expense[1]	95,127	39,225	80,740	40,877	35,173	32,735	20,172	344,049
Net finance costs								(23,580)
Earnings before income taxes								320,469

[1]
Total amortization and depreciation of $105,594,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $28,302,000, $16,688,000, $18,026,000, $8,047,000, $18,574,000, $10,453,000 and $5,504,000, respectively, for the three months ended December 31, 2014.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2015. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the three months ended December 31, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2015		As at September 30, 2015
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,814,132	1,873,811	1,765,180	1,839,478
Unsecured committed term loan credit facility	Level 2	129,614	126,753	129,222	129,385
Other long-term debt	Level 2	31,577	27,802	23,437	22,049
		1,975,323	2,028,366	1,917,839	1,990,912

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2015	As at September 30, 2015
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	552,354	305,262
Deferred compensation plan assets	Level 1	41,910	38,238
		594,264	343,500
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	31,207	26,567
Long-term derivative financial instruments	Level 2	26,818	30,771
		58,025	57,338
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	196,499	196,964
Long-term investments	Level 2	51,413	42,202
		247,912	239,166
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	29,641	28,106
Long-term derivative financial instruments	Level 2	1,628	225
		31,269	28,331
There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at December 31, 2015	As at September 30, 2015
		$	$
Hedges on net investments in foreign operations
$109,730 cross-currency swap in euro designated as a hedging instrument of the Company’s net investment in European operations ($109,730 as at September 30, 2015)	Current liabilities	23,046	22,297
Cash flow hedges on future revenue
U.S.$6,750 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$9,000 as at September 30, 2015)	Current liabilities	2,148	2,478
U.S.$91,180 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$42,296 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	2,234 1,360 1,091 —	1,388 1,284 1,220 86
$154,025 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($151,916 as at September 30, 2015)	Current assets Long-term assets	17,025 16,877	14,795 16,212
kr152,775 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr77,100 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	1,317 731 242 62	1,279 879 — —
€24,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€7,300 as at September 30, 2015)	Current assets Long-term assets Current liabilities	280 139 64	— — 441
£39,725 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£25,200 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	1,889 629 — —	59 12 47 139
€109,475 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€84,000 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	8,435 7,082 1,904 616	9,044 8,254 — —
€3,750 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€5,000 as at September 30, 2015)	Current liabilities	137	339
€22,400 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€7,000 as at September 30, 2015)	Current assets Current liabilities Long-term liabilities	27 684 778	2 198 —
€20,825 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Czech koruna (€nil as at September 30, 2015)	Current liabilities Long-term liabilities	26 34	— —
Cash flow hedges on unsecured committed term loan credit facility
$109,730 interest rate swap floating-to-fixed ($109,730 as at September 30, 2015)	Current liabilities	299	1,086
Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2015)	Long-term assets Long-term liabilities	— 138	4,130 —

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2015 and 2014    15